Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS FULL YEAR 2024 PROFIT OF €91 MILLION AND ADJUSTED EBIT OF €184 MILLION

•Revenues reached €1,946.6 million, up 2.2% YoY from €1,904.5 million in FY 2023, +3.4% at constant currency, -1.9% organic1
•Profit of €90.9 million, compared to €135.7 million in FY 2023. Profit performance in FY 2024 also reflects a normalized 30% effective tax rate compared to 20% in FY 2023
•Gross profit margin rose to 66.6%
•Adjusted EBIT1 of €184.0 million
•Proposed dividend per ordinary share of €0.12
•Strategic investments in talent acquisition, store network and marketing continued throughout the year, laying the foundations for sustainable growth at ZEGNA, Thom Browne and TOM FORD FASHION
•Mid-term targets updated

March 27, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced Profit of €90.9 million for FY 2024 with a Profit margin of 4.7%, compared to €135.7 million in FY 2023 (7.1% Profit margin).

FY 2024 Adjusted EBIT was €184.0 million, compared to €220.2 million in FY 2023 with an Adjusted EBIT Margin of 9.5% and revenues of €1,946.6 million, as announced on January 27, 2025.

Ermenegildo “Gildo” Zegna, Group Chairman and CEO, said: “Despite a challenging environment in 2024, the Group achieved Adjusted EBIT of €184 million.

ZEGNA led this performance, driven by the brand’s distinctive competitive edge and management’s commitment to delivering results. We maintained a highly disciplined approach, focusing on key projects and investments that enhance brand desirability while ensuring strict cost control. Thom Browne’s operating performance reflects our strategic decision to streamline the wholesale channel while reinforcing client-centricity through Direct-to-Consumer. TOM FORD FASHION has continued its journey toward realizing its full potential with a clear understanding of key priorities. The recent, unanimously acclaimed fashion show—the first under Haider Ackermann—strongly aligns with this direction and confirms that our path forward is well-defined.

In 2024, we took decisive actions, strengthening our organization and prioritizing investments that are strategic in our brands. Our Filiera—our R&D powerhouse—remains a driving force for our Group, fueling the innovation that sets ZEGNA, Thom Browne, and TOM FORD FASHION apart.

As we look further into 2025, we recognize the importance of maintaining a cautious approach while also remaining committed to delivering on our projects. Especially in today’s environment, protecting our brands' identity remains our first priority. We will do so with discipline, agility, and a sharp focus on executing our vision while creating value for our stakeholders.”

1 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), Adjusted EBIT, Adjusted EBIT Margin, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 16 of this press release for the definition and reconciliation of non-IFRS financial measures to the most directly compares IFRS measures.

Results of Operations

	For the years ended December 31,
(€ thousands, except percentages)	2024	Percentage of revenues	2023	Percentage of revenues
Revenues	1,946,647	100.0%	1,904,549	100.0%
Cost of sales	(650,087)	(33.4%)	(680,235)	(35.7%)
Gross profit	1,296,560	66.6%	1,224,314	64.3%
Selling, general and administrative	(1,008,324)	(51.8%)	(901,364)	(47.3%)
Marketing expenses	(121,384)	(6.2%)	(114,802)	(6.0%)
Operating profit	166,852	8.6%	208,148	10.9%
Financial income	26,028	1.3%	37,282	2.0%
Financial expenses	(51,995)	(2.7%)	(68,121)	(3.6%)
Foreign exchange losses	(11,338)	(0.6%)	(5,262)	(0.3%)
Result from investments accounted for using the equity method	1,061	0.1%	(2,953)	(0.2%)
Profit before taxes	130,608	6.7%	169,094	8.9%
Income taxes	(39,747)	(2.0%)	(33,433)	(1.8%)
Profit	90,861	4.7%	135,661	7.1%

Fiscal Year 2024 Key Financial Highlights

Revenues

In FY 2024 the Group recorded revenues of €1,946.6 million (+2.2% YoY and -1.9% organic). The ZEGNA brand recorded revenues of €1,163.7 million (+4.9% YoY and +5.5% organic). Thom Browne reported revenues of €314.7 million (-16.8% YoY and -20.5% organic). TOM FORD FASHION recorded revenues of €314.5 million (+33.5% YoY and -0.7% organic). Textile revenues were €138.2 million (-8.5% YoY and -7.5% organic) and Other revenues were €15.5 million (-48.4% YoY and -32.1% organic).

Full details of the Group’s revenues are included in the Annual Report on Form 20-F for the year ended December 31, 2024, is going to be filed with the U.S. Securities and Exchange Commission today.

Gross Profit, Operating Profit and Profit

Gross profit in FY 2024 reached €1,296.6 million, up from €1,224.3 million in FY 2023, with a gross profit margin of 66.6%, compared to 64.3% in FY 2023. This was primarily driven by the increased proportion of direct-to-consumer (“DTC”) revenues at the Group level, which reached 78% of revenues from branded products (compared to 73% in FY 2023).
Selling, general, and administrative (SG&A) expenses were €1,008.3 million (51.8% of revenues) in FY 2024, compared to €901.4 million (47.3% of revenues) in FY 2023. The higher incidence on revenues reflects investments in talent, the store network, and organization to support the long-term growth of each of the Group’s brand.
Marketing expenses in FY 2024 were €121.4 million, compared to €114.8 million in FY 2023, with the incidence on revenues substantially in line in FY 2024 (6.2%) compared to FY 2023 (6.0%).
As a result of the above, the Group reported an operating profit of €166.9 million compared to €208.1 million in FY 2023.

The Group’s profit in FY 2024 was €90.9 million (4.7% margin), compared to €135.7 million (7.1% margin) in FY 2023. In 2024, the Group’s effective tax rate returning to a more standard level of 30%, compared to a lower effective tax rate of 20% in FY 2023 (mainly as a result of higher non-taxable income), resulted in an increase in taxes of €6.3 million. Foreign exchange losses increased by €6.1 million, mainly related to the impact of U.S. Dollar appreciation versus the Euro.

Adjusted EBIT and Adjusted EBIT Margin

The table below shows the reconciliation of Profit to Adjusted EBIT and the calculation of Profit Margin and Adjusted EBIT Margin for FY 2024 and 2023. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

	For the years ended December 31,
(€ thousands, except percentages)	2024	2023
Profit	90,861	135,661
Income taxes	39,747	33,433
Financial income	(26,028)	(37,282)
Financial expenses	51,995	68,121
Foreign exchange losses	11,338	5,262
Result from investments accounted for using the equity method	(1,061)	2,953
Operating profit	166,852	208,148
Adjustments:
Net impairment of leased and owned stores	11,196	1,782
Severance indemnities and provisions for severance expenses	4,878	4,002
Legal costs for trademark dispute	1,061	2,168
Transaction costs related to acquisitions	33	6,001
Costs related to the Business Combination	—	2,140
Special donations for social responsibility	—	100
Net income related to lease agreements	—	(4,129)
Adjusted EBIT	184,020	220,212

Revenues	1,946,647	1,904,549
Profit Margin (Profit / Revenues)	4.7%	7.1%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	9.5%	11.6%

Analysis by Segment

In FY 2024, Adjusted EBIT for the Zegna segment was €187.6 million, down from €193.5 million in FY 2023. Adjusted EBIT for the Thom Browne segment was €27.3 million, down from €59.0 million in FY 2023. The Tom Ford Fashion segment reported an Adjusted EBIT of negative €10.1 million, compared to negative €1.7 million in FY 2023.

	For the years ended December 31,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
Revenues
Zegna	1,348,839	1,322,045	26,794	2.0%	2.5%
Thom Browne	314,818	380,287	(65,469)	(17.2%)	(20.8%)
Tom Ford Fashion	314,514	235,544	78,970	33.5%	(0.7%)
Intersegment eliminations	(31,524)	(33,327)	1,803	n.m.(*)	n.m.
Total revenues	1,946,647	1,904,549	42,098	2.2%	(1.9%)
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

	For the years ended December 31,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Adjusted EBIT
Zegna	187,598	193,466	(5,868)	(3.0%)
Thom Browne	27,319	58,969	(31,650)	(53.7%)
Tom Ford Fashion	(10,116)	(1,741)	(8,375)	n.m.
Corporate	(19,977)	(30,423)	10,446	(34.3%)
Intersegment eliminations	(804)	(59)	(745)	n.m.
Total	184,020	220,212	(36,192)	(16.4%)

Adjusted EBIT Margin
Zegna	13.9%	14.6%
Thom Browne	8.7%	15.5%
Tom Ford Fashion	(3.2%)	(0.7%)

Zegna segment

In FY 2024, the Zegna segment (which includes the ZEGNA brand, Textile and Other) generated revenues of €1,348.8 million2 (+2.0% YoY and +2.5% organic).
Adjusted EBIT for the Zegna segment was €187.6 million in FY 2024 with an Adjusted EBIT Margin of 13.9% compared to 14.6% in FY 2023. The slight decrease in margin was mainly driven by the investments made in talent, in the retail network and by challenging environment in GCR.

Thom Browne segment

In FY 2024, the Thom Browne segment generated revenues of €314.8 million2 (-17.2% YoY and -20.8% organic).
Adjusted EBIT for the Thom Browne segment was €27.3 million in FY 2024, with an Adjusted EBIT Margin of 8.7% compared to 15.5% in FY 2023. The decrease was a consequence of the decline in revenues and investments made to reinforce the retail organization.

Tom Ford Fashion segment

In FY 2024, the Tom Ford Fashion (“TFF”) segment generated revenues of €314.5 million2 (+33.5% YoY and -0.7% organic).

Adjusted EBIT for the Tom Ford Fashion segment was negative €10.1 million in FY 2024, compared to negative €1.7 million in FY 2023. The operating performance was mainly affected by the investments in talent, both at HQ and at the regional level, in the store network, and the reinforcement of various business functions including compliance and IT, all of which will support the brand’s future growth.

Corporate

Corporate costs amounted to €20.0 million in FY 2024 compared to €30.4 million in FY 2023. The decrease is mainly due to lower costs for short-term and long-term remuneration.

2 Before inter-segment eliminations

Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow
Capital expenditure

	For the years ended December 31,
(€ thousands)	2024	2023
Payments for property, plant and equipment	100,104	57,034
Payments for intangible assets	25,425	20,843
Capital expenditure	125,529	77,877
Capital expenditure (capex) rose to €125.5 million in FY 2024, compared to €77.9 million in FY 2023. The increase is mainly attributable to the expansion of the DTC channel for all the brands, the reinforcement of the Group’s IT infrastructure, and the initial investments in the new shoe production plant in Parma (Italy).

Trade Working Capital

	At December 31,		Change
(€ thousands)	2024	2023
Trade Working Capital	460,034	448,909	11,125
of which trade receivables	248,790	240,457	8,333
of which inventories	521,015	522,589	(1,574)
of which trade payables and customer advances	(309,771)	(314,137)	4,366
Trade Working Capital was €460.0 million at December 31, 2024, up 2.5% from €448.9 million at December 31, 2023. The performance was positively influenced by solid inventory management, as inventories remained stable compared to the previous year.

Net Financial Indebtedness/(Cash Surplus)

	At December 31,		Change
(€ thousands)	2024	2023
Net Financial Indebtedness/(Cash Surplus)	94,225	10,810	83,415
Net Financial Indebtedness was €94.2 million at December 31, 2024, compared to €10.8 million at December 31, 2023. The increase primarily reflects the cash-out for M&A transactions (mainly related to the acquisition of the additional 2% equity interest in Thom Browne and the acquisition of the Korean businesses of both Thom Browne and ZEGNA), dividends and other items (mainly related to fair value hedging), partially offset by the positive Free Cash Flow generation of €10.1 million.
Free Cash Flow

	For the years ended December 31,
(€ thousands)	2024	2023
Net cash flows from operating activities	279,129	275,382
Payments for property, plant and equipment	(100,104)	(57,034)
Payments for intangible assets	(25,425)	(20,843)
Payments of lease liabilities	(143,549)	(125,732)
Free Cash Flow	10,051	71,773

Notwithstanding the decrease in operating profit, the higher capex compared to FY 2023, and an increase in payments of lease liabilities due to the expansion of the store network at each brand, the Group continued to maintain positive cash flow generation in FY 2024, which reached €10.1 million, compared to €71.8 million in FY 2023.

***

Mid-term targets

To reflect the current business environment, the Group has updated its medium-term targets. In 2027, the Group expects to reach:
•Revenues in the range of €2,200-€2,400 million
•Adjusted EBIT of €250-€300 million

Subsequent events

Proposal of dividend distribution
On March 26, 2025, the Board of Directors of Ermenegildo Zegna Group proposed to make a dividend distribution of €0.12 per share to holders of the Company’s ordinary shares, equal to a total dividend distribution of approximately €30 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company’s shareholders at the 2025 annual general meeting, which is expected to be held on June 26, 2025.

Upcoming Events

Next financial releases

•April 24, 2025: Q1 2025 Revenues
•July 30, 2025: H1 2025 Preliminary Revenues
•September 5, 2025: H1 2025 Financial Results
•October 23, 2025: Q3 2025 Revenues

To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

Conference Call

As previously announced, today, at 9:00 a.m. ET (2:00 p.m. CET), the Group will host a live webcast and conference call. To access the webcast please visit our website (https://ir.zegnagroup.com/events-and-presentations/events).

To participate in the call, please dial:

Italy: +39 06 9450 1060
United States: +1 646 233 4753
United Kingdom: +44 20 3936 2999

Access Code: 767620

Webcast link: https://events.q4inc.com/attendee/447377645

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

***

Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com

***

Forward Looking Statements

This communication, including the section titled “Mid-term targets”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties , including credit risks; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.

Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

FY 2024 - Group Revenues Tables

Revenues by Segment

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
Zegna	1,348,839	1,322,045	26,794	2.0%	2.5%
Thom Browne	314,818	380,287	(65,469)	(17.2%)	(20.8%)
Tom Ford Fashion	314,514	235,544	78,970	33.5%	(0.7%)
Intersegment eliminations	(31,524)	(33,327)	1,803	n.m.(1)	n.m.
Total revenues	1,946,647	1,904,549	42,098	2.2%	(1.9%)
______________________________________
(1) Throughout this section “n.m.” means not meaningful

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

Revenues by brand and product line

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
ZEGNA brand	1,163,722	1,109,491	54,231	4.9%	5.5%
Thom Browne	314,712	378,410	(63,698)	(16.8%)	(20.5%)
TOM FORD FASHION	314,514	235,531	78,983	33.5%	(0.7%)
Textile	138,153	150,986	(12,833)	(8.5%)	(7.5%)
Other(1)	15,546	30,131	(14,585)	(48.4%)	(32.1%)
Total revenues	1,946,647	1,904,549	42,098	2.2%	(1.9%)
________________________________________
(1) Other mainly includes revenues from agreements with third-party brands.

Revenues by distribution channel

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023		2024 vs 2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,004,308	945,313		58,995	6.2%	6.1%
Thom Browne	186,066	183,422		2,644	1.4%	(7.6%)
TOM FORD FASHION	200,302	136,291		64,011	47.0%	5.1%
Total Direct to Consumer (DTC)	1,390,676	1,265,026		125,650	9.9%	4.0%
As a percentage of branded products(1)	77.6%	73.4%
Wholesale branded
ZEGNA brand	159,414	164,178		(4,764)	(2.9%)	2.5%
Thom Browne	128,646	194,988		(66,342)	(34.0%)	(32.6%)
TOM FORD FASHION	114,212	99,240		14,972	15.1%	(8.5%)
Total Wholesale branded	402,272	458,406		(56,134)	(12.2%)	(15.0%)
As a percentage of branded products	22.4%	26.6%
Textile	138,153	150,986	—	(12,833)	(8.5%)	(7.5%)
Other(2)	15,546	30,131		(14,585)	(48.4%)	(32.1%)
Total revenues	1,946,647	1,904,549		42,098	2.2%	(1.9%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third-party brands.

Revenues by geographic area

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
EMEA(1)	680,259	658,694	21,565	3.3%	0.4%
Americas(2)	524,790	454,890	69,900	15.4%	6.8%
Greater China Region	509,378	595,515	(86,137)	(14.5%)	(13.7%)
Rest of APAC(3)	229,877	192,492	37,385	19.4%	6.9%
Other(4)	2,343	2,958	(615)	(20.8%)	(25.7%)
Total revenues	1,946,647	1,904,549	42,098	2.2%	(1.9%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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Group Monobrand(1) Store Network at December 31, 2024 and 2023

	At December 31,
	2024				2023
# Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA(2)	76	9	11	96	71	9	4	84
Americas	72	28	13	113	59	7	12	78
Greater China Region	78	40	12	130	79	33	10	122
Rest of APAC	55	39	28	122	44	37	25	106
Total Direct to Customer (DTC)	281	116	64	461	253	86	51	390
EMEA(2)	44	5	16	65	55	7	14	76
Americas	59	1	46	106	63	3	50	116
Greater China Region	11	10	—	21	13	10	—	23
Rest of APAC	4	5	2	11	20	5	6	31
Total Wholesale	118	21	64	203	151	25	70	246
Total	399	137	128	664	404	111	121	636
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia. Although some stores may still be operating in Russia, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.

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Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2024 and 2023

	For the years ended December 31,
(€ thousands, except per share data)	2024	2023
Revenues	1,946,647	1,904,549
Cost of sales	(650,087)	(680,235)
Gross profit	1,296,560	1,224,314
Selling, general and administrative expenses	(1,008,324)	(901,364)
Marketing expenses	(121,384)	(114,802)
Operating profit	166,852	208,148
Financial income	26,028	37,282
Financial expenses	(51,995)	(68,121)
Foreign exchange losses	(11,338)	(5,262)
Result from investments accounted for using the equity method	1,061	(2,953)
Profit before taxes	130,608	169,094
Income taxes	(39,747)	(33,433)
Profit	90,861	135,661
Attributable to:
Shareholders of the Parent Company	77,083	121,529
Non-controlling interests	13,778	14,132

Basic earnings per share in €	0.31	0.49
Diluted earnings per share in €	0.30	0.48

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2024 and 2023

	At December 31,
(€ thousands)	2024	2023
Assets
Non-current assets
Intangible assets	614,363	572,274
Property, plant and equipment	204,806	159,608
Right-of-use assets	581,437	533,952
Investments accounted for using the equity method	19,690	18,765
Deferred tax assets	166,029	160,878
Other non-current financial assets	41,486	33,898
Total non-current assets	1,627,811	1,479,375
Current assets
Inventories	521,015	522,589
Trade receivables	248,790	240,457
Derivative financial instruments	1,711	11,110
Tax receivables	32,505	31,024
Other current financial assets	77,269	90,917
Other current assets	105,742	95,260
Cash and cash equivalents	219,130	296,279
Total current assets	1,206,162	1,287,636
Total assets	2,833,973	2,767,011
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	916,120	840,294
Equity attributable to non-controlling interests	66,767	60,602
Total equity	982,887	900,896
Non-current liabilities
Non-current borrowings	196,401	113,285
Other non-current financial liabilities	146,448	136,556
Non-current lease liabilities	518,728	471,083
Non-current provisions for risks and charges	23,550	19,849
Employee benefits	34,945	29,645
Deferred tax liabilities	78,129	73,885
Other non-current liabilities	—	9,689
Total non-current liabilities	998,201	853,992
Current liabilities
Current borrowings	177,166	289,337
Other current financial liabilities	—	22,102
Current lease liabilities	142,957	122,642
Derivative financial instruments	15,138	897
Current provisions for risks and charges	16,792	16,019
Trade payables and customer advances	309,771	314,137
Tax liabilities	32,389	41,976
Other current liabilities	158,672	205,013
Total current liabilities	852,885	1,012,123
Total equity and liabilities	2,833,973	2,767,011

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2024 and 2023

	For the years ended December 31,
(€ thousands)	2024	2023
Operating activities
Profit	90,861	135,661
Income taxes	39,747	33,433
Depreciation, amortization and impairment of assets	235,950	194,952
Financial income	(26,028)	(37,282)
Financial expenses	51,995	68,121
Foreign exchange losses	11,338	5,262
Write-downs and other provisions	8,180	(1,168)
Write-downs of the provision for obsolete inventory	25,745	31,850
Result from investments accounted for using the equity method	(1,061)	2,953
Gains arising from the disposal of fixed assets	—	—
Other non-cash expenses, net	51,253	66,641
Change in inventories	(5,896)	(72,770)
Change in trade receivables	(12,572)	(51,022)
Change in trade payables including customer advances	(13,098)	11,670
Change in other operating assets and liabilities	(86,373)	(29,765)
Interest paid	(38,140)	(29,166)
Income taxes paid	(52,772)	(53,988)
Net cash flows from operating activities	279,129	275,382
Investing activities
Payments for property, plant and equipment	(100,104)	(57,034)
Payments for intangible assets	(25,425)	(20,843)
Proceeds from the sale of investment	7,582	—
Proceeds from disposals of non-current financial assets	334	2,345
Payments for purchases of non-current financial assets	(4,174)	(2,623)
Proceeds from disposals of current financial assets and derivative instruments	41,421	270,317
Payments for acquisitions of current financial assets and derivative instruments	(26,341)	(36,956)
Business combinations, net of cash acquired	(19,307)	(117,686)
Acquisition of investments accounted for using the equity method	—	(15,734)
Net cash flows (used in)/from investing activities	(126,014)	21,786
Financing activities
Repayments of borrowings	(290,781)	(306,150)
Proceeds from borrowings	259,720	204,424
Payments of lease liabilities	(143,549)	(125,732)
Proceeds/(repayments) of other non-current financial liabilities	—	—
Dividends to owners of the parent	(30,290)	(25,031)
Dividends paid to non-controlling interests	(6,132)	(6,068)
Payments for acquisition of non-controlling interests	(23,502)	—
Proceeds from the exercise of warrants	—	4,409
Sales of shares held in treasury	—	3,654
Proceeds from capital contribution from Monterubello	—	—
Net cash flows used in financing activities	(234,534)	(250,494)
Effects of exchange rate changes on cash and cash equivalents	4,270	(4,716)
Net (decrease)/increase in cash and cash equivalents	(77,149)	41,958
Cash and cash equivalents at the beginning of the year	296,279	254,321
Cash and cash equivalents at the end of the year	219,130	296,279

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the years ended December 31, 2024 and 2023.

	For the years ended December 31,
(€ thousands, except percentages)	2024	2023
Profit	90,861	135,661
Income taxes	39,747	33,433
Financial income	(26,028)	(37,282)
Financial expenses	51,995	68,121
Foreign exchange losses	11,338	5,262
Result from investments accounted for using the equity method	(1,061)	2,953
Operating profit	166,852	208,148
Adjustments:
Net impairment of leased and owned stores(1)	11,196	1,782
Severance indemnities and provisions for severance expenses(2)	4,878	4,002
Legal costs for trademark dispute(3)	1,061	2,168
Transaction costs related to acquisitions(4)	33	6,001
Costs related to the Business Combination(5)	—	2,140
Special donations for social responsibility(6)	—	100
Net income related to lease agreements(7)	—	(4,129)
Adjusted EBIT	184,020	220,212

Revenues	1,946,647	1,904,549
Profit Margin (Profit / Revenues)	4.7%	7.1%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	9.5%	11.6%
__________________
(1)Net impairment of leased and owned stores for 2024 and 2023, includes:

	For the years ended December 31,
(€ thousands)	2024	2023
Right-of-use assets	7,905	832
Property, plant and equipment	3,233	915
Intangible assets	58	35
Total	11,196	1,782
(2)Relates to severance indemnities of €4,878 thousand and €4,002 thousand in 2024 and 2023.
(3)Relates to legal costs of €1,061 thousand (net of reimbursements) and €2,168 thousand in 2024 and 2023 respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand and €6,001 thousand in 2024 and 2023, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023) and the acquisition of a 25% interest in Norda (2023).
(5)Costs related to the Business Combination of €2,140 thousand in 2023, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand).
(7)Net income related to lease agreements of €4,129 thousand in 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities (recorded within other current financial assets in the consolidated statement of financial position).

The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2024 and 2023.

	At December 31,
(€ thousands)	2024	2023
Non-current borrowings	196,401	113,285
Current borrowings	177,166	289,337
Derivative financial instruments — Liabilities	15,138	897
Total borrowings, other financial liabilities and derivatives	388,705	403,519
Cash and cash equivalents	(219,130)	(296,279)
Derivative financial instruments — Assets	(1,711)	(11,110)
Other current financial assets (Securities)	(73,639)	(85,320)
Total cash and cash equivalents, other current financial assets and derivatives	(294,480)	(392,709)
Net Financial Indebtedness/(Cash Surplus)	94,225	10,810

Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

	At December 31,
(€ thousands)	2024	2023
Current assets	1,206,162	1,287,636
Current liabilities	(852,885)	(1,012,123)
Working capital	353,277	275,513
Less:
Derivative financial instruments - Assets	1,711	11,110
Tax receivables	32,505	31,024
Other current financial assets	77,269	90,917
Other current assets	105,742	95,260
Cash and cash equivalents	219,130	296,279
Current borrowings	(177,166)	(289,337)
Current lease liabilities	(142,957)	(122,642)
Derivative financial instruments - Liabilities	(15,138)	(897)
Other current financial liabilities	—	(22,102)
Current provisions for risks and charges	(16,792)	(16,019)
Tax liabilities	(32,389)	(41,976)
Other current liabilities	(158,672)	(205,013)
Trade Working Capital	460,034	448,909
of which trade receivables	248,790	240,457
of which inventories	521,015	522,589
of which trade payables and customer advances	(309,771)	(314,137)

Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets and lease liabilities.

The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.

The following table sets forth the Free Cash Flow for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
(€ thousands)	2024	2023
Net cash flows from operating activities	279,129	275,382
Payments for property, plant and equipment	(100,104)	(57,034)
Payments for intangible assets	(25,425)	(20,843)
Payments of lease liabilities	(143,549)	(125,732)
Free Cash Flow	10,051	71,773

Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic performance, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the year ended December 31, 2024 compared to the year ended December 31, 2023 (FY 2024 vs FY 2023)

Segment

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.0%	(1.4%)	3.4%	0.7%	0.2%	2.5%
Thom Browne	(17.2%)	(0.8%)	(16.4%)	4.4%	—%	(20.8%)
Tom Ford Fashion	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

Brand and product line

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.9%	(1.5%)	6.4%	0.9%	—%	5.5%
Thom Browne brand	(16.8%)	(0.8%)	(16.0%)	4.5%	—%	(20.5%)
TOM FORD FASHION	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

Distribution channel

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	6.2%	(1.5%)	7.7%	1.6%	—%	6.1%
Thom Browne brand	1.4%	(2.2%)	3.6%	11.2%	—%	(7.6%)
TOM FORD FASHION	47.0%	(1.2%)	48.2%	43.1%	—%	5.1%
Total Direct to Consumer (DTC)	9.9%	(1.6%)	11.5%	7.5%	—%	4.0%
Wholesale branded
ZEGNA brand	(2.9%)	(1.5%)	(1.4%)	(3.9%)	—%	2.5%
Thom Browne brand	(34.0%)	—%	(34.0%)	(1.4%)	—%	(32.6%)
TOM FORD FASHION	15.1%	(0.2%)	15.3%	23.8%	—%	(8.5%)
Total Wholesale branded	(12.2%)	(0.5%)	(11.7%)	3.3%	—%	(15.0%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

Geographic area

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic

EMEA(1)	3.3%	—%	3.3%	3.4%	(0.5%)	0.4%
Americas(2)	15.4%	(1.0%)	16.4%	10.3%	(0.7%)	6.8%
Greater China Region	(14.5%)	(1.5%)	(13.0%)	0.7%	—%	(13.7%)
Rest of APAC(3)	19.4%	(5.2%)	24.6%	18.1%	(0.4%)	6.9%
Other(4)	(20.8%)	—%	(20.8%)	4.9%	—%	(25.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
***
Capital expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
(€ thousands)	2024	2023
Payments for property, plant and equipment	100,104	57,034
Payments for intangible assets	25,425	20,843
Capital expenditure	125,529	77,877

***